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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 3)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

EON LABS, INC.
(Name of Subject Company)

EON LABS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
 29412E 10 0

William F. Holt
Eon Labs, Inc.
1999 Marcus Avenue
Lake Success, NY 11042
(516) 478-9700
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Steven A. Seidman, Esq. David K. Boston, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Robert E. Spatt, Esq. Patrick J. Naughton, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

        This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes thereto, as amended, the "Statement") filed with the Securities and Exchange Commission (the "SEC") on May 23, 2005, by Eon Labs, Inc. (the "Company") and as amended and supplemented by Amendment No. 1 filed with the SEC on June 22, 2005 and Amendment No. 2 filed with the SEC on July 1, 2005.

        This Statement relates to the tender offer by Zodnas Acquisition Corp. ("Merger Sub"), a Delaware corporation and an indirect wholly owned subsidiary of Novartis Corporation ("Novartis"), a New York corporation and an indirect wholly owned subsidiary of Novartis AG, a Swiss Company ("Parent"), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $31.00 per share (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). Because the shares of Company Common Stock owned by Santo Holding (Deutschland) GmbH ("Santo") and Hexal AG ("Hexal") will be acquired pursuant to separate agreements with affiliates of Parent (as described below), effectively the Offer is being made for all of the issued and outstanding shares not held by Santo or Hexal. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Merger Sub and Novartis with the SEC on May 23, 2005 and as amended and supplemented by Amendment No. 1 on May 27, 2005, Amendment No. 2 on June 2, 2005, Amendment No. 3 on June 7, 2005, Amendment No. 4 on June 15, 2005, Amendment No. 5 on June 21, 2005 and Amendment No. 6 on July 5, 2005.

        Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Statement.

Item 2.    Identity and Background of Filing Person.

        In Item 2(a), the first paragraph on page 2 of the Statement is replaced in its entirety by the following:

          The Offer is not conditioned upon any minimum number of shares being tendered, but is contingent upon the immediately subsequent closing of the Santo Purchase pursuant to the Santo Agreement and satisfaction of all applicable legal requirements. The closing of the Santo Purchase is conditioned on, in addition to certain customary conditions, the closing of the Hexal Purchase (as defined below) and subject to the receipt of applicable regulatory approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Following the completion of the Offer and the purchase of the Santo Shares, if a majority of the shares of Company Common Stock other than those held by Santo (the "Public Shares") are purchased in the Offer, then, in accordance with the Delaware General Corporation Law (the "DGCL"), Merger Sub will be merged with and into the Company (the "Merger"), and any remaining shares of Company Common Stock will be acquired by Merger Sub. At the effective time of the Merger, each issued and outstanding share of Company Common Stock (other than shares owned by Parent or any of its subsidiaries (including Merger Sub) (other than in a fiduciary capacity), any shares held in the treasury of the Company and shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive an amount equal to the Offer Price (the "Merger Consideration"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Novartis.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        Item 3 of the Statement is amended by the following amendments.

        1.     The following language is inserted in Item 3(a) after the paragraph entitled "The Confidentiality Agreement" and before the paragraph entitled "Representation on the Company's Board of Directors" on page 3 of the Statement:

          Settlement Memorandum.    On July 8, 2005, the defendants in the Delaware litigation relating to the Offer and the Merger described on page 26 of this Statement in the section entitled "Certain Litigation" (including the Company, the members of the Board and Novartis), entered into a memorandum of understanding (the "Settlement Memorandum") with the plaintiffs in the litigation. Pursuant to the Settlement Memorandum, the Company has made certain additional disclosures in this Statement and Novartis has agreed to extend the tender offer until at least July 15, 2005. In addition, among other things, the Settlement Memorandum amends the relevant provisions of the Merger Agreement and Confidentiality Agreement to provide that if, upon consummation of the Offer, less than a majority of the Public Shares are tendered in the Offer, prior to August 11, 2006, Novartis will not be able to cause a merger transaction (or other business combination) to be effected that would cancel Public Shares unless (i) a majority of the outstanding Public Shares outstanding at that time votes in favor of such a transaction and the Company shall have received an opinion of an independent, nationally recognized investment banking firm that the consideration offered in such transaction is fair to the holders of the Public Shares from a financial point of view, or (ii) Novartis and its subsidiaries, at that time, own at least 90% of the outstanding Company Common Stock; provided, that the consideration to be received by the holders of Public Shares in any such transaction described in (i) or (ii) above must be at least equal to the Offer Price.

          Pursuant to the Settlement Memorandum, Novartis and Merger Sub agreed to use commercially reasonable efforts, following the date on which Merger Sub is obligated to accept for payment any and all Public Shares tendered and not validly withdrawn pursuant to the Offer and until the earlier of (i) effective time of the Merger and (ii) August 11, 2006, to keep the Company Common Stock quoted for trading on the NASDAQ National Market, so long as the Company satisfies the NASDAQ National Market listing standards (other than standards entirely within the Company's control). Novartis and Merger Sub remain free to make acquisitions of Public Shares that are voluntary to the holders of Public Shares, but Novartis and Merger Sub will take into account the potential for such acquisitions to result in the Company's inability to satisfy NASDAQ National Market listing standards.

          The settlement outlined in the Settlement Memorandum is subject to, among other things (i) execution of definitive settlement documentation, (ii) final court approval of the settlement, (iii) dismissal of the litigation with prejudice and without awarding costs to any party (except as contemplated by the Settlement Memorandum), and (iv) Novartis's acceptance of the tendered shares of Company Common Stock for payment under the Offer. In the event that the settlement is consummated, plaintiffs in the Delaware litigation will release on behalf of themselves and a class of Eon shareholders all claims that they have or could have asserted against the defendants and certain related parties arising out of, among other things, the Merger Agreement, the Santo Sale Agreement or the Hexal Sale Agreement.

        The Settlement Memorandum is attached as Exhibit (e)(5) hereto and incorporated herein by reference.

        2.     The paragraph in Item 3(c) entitled "Frank F. Beelitz" on page 5 of the Statement is replaced in its entirety by the following:

          Frank F. Beelitz.    Frank F. Beelitz, a director of the Company, served as a financial advisor and consultant to Hexal, Santo and Dr. Strüngmann in the negotiations with Novartis. Mr. Beelitz has known Dr. Strüngmann for approximately 20 years and has provided general business advice to the Strüngmann family in connection with their ownership of, and investment in, Hexal. Mr. Beelitz also provided consulting advice to the Strüngmann family in connection with the Company's initial public offering. He received compensation of not more than $60,000 from the Strüngmann family for these services. Mr. Beelitz was nominated to the Company's board of directors by Dr. Strüngmann. In connection with the Offer, Mr. Beelitz arranged the travel logistics for a meeting between Hexal and Merrill Lynch on or about February 13, 2005 to facilitate information requests regarding Hexal made by the Special Committee and its advisors. Furthermore, between January 31, 2005 and February 20, 2005, at the Special Committee's request, Mr. Beelitz had communications with Novartis representatives regarding negotiations between Novartis and the Special Committee. In connection with services provided to the Strüngmann family arising out of the sale of Hexal and the Santo Shares, Mr. Beelitz is likely to receive compensation from Dr. Strüngmann. However, there is no understanding or arrangement between Dr. Strüngmann and Mr. Beelitz with respect to the form or amount of any such future compensation. Mr. Beelitz is not a member of the Special Committee.

        3.     The following language is inserted in Item 3(c) after the paragraph entitled "Novartis Litigation" on page 5 of the Statement:

          Initial Public Offering Matters.    Credit Suisse First Boston Corporation ("CSFB") served as co-lead underwriter in the Company's initial public offering in 2002. As previously disclosed, at the time of the initial public offering Mark. R. Patterson was a managing director of CSFB. Mr. Patterson left CSFB in July 2002 to serve as Chairman of Matlin Patterson Global Advisers LLC, an entity unrelated to CSFB. In October 2002, Mr. Patterson became a director of the Company. Mr. Patterson is a member of the Special Committee. The plaintiffs in the Delaware litigation relating to the Offer and the Merger described on page 26 of this Statement in the section entitled "Certain Litigation" do not allege that Mr. Patterson was not independent for purposes of Delaware law in connection with the Offer and the Merger.

Item 4.    The Solicitation or Recommendation.

        In Item 4(b), the third paragraph on page 10 of the Statement is replaced in its entirety by the following:

          Subsequently, after communicating the Special Committee's proposal to Novartis, Dr. Thomas Strüngmann advised Mr. Patterson that the Strüngmann family would not agree to a standstill for the Santo Shares. He also advised the Special Committee that Novartis had informed him that Novartis was willing to proceed with the acquisition of Hexal and possibly also the Santo Shares without acquiring the Public Shares if Novartis and the Special Committee could not agree on a price for the Public Shares. During the discussions between Dr. Breu and Dr. Strüngmann, a proposal was put forth that Novartis and the Strüngmann family should split the cost of any increased payment to the Company' s public shareholders over Novartis's then-current proposal of $25 to $28 per share. This suggestion was subsequently rejected.

        The section of Item 4(b) entitled "Reasons for the Recommendation of the Board and the Special Committee" is amended by the following amendments.

        1.     The factor entitled "Financial and Business Prospects of the Company" is replaced in its entirety by the following:

  Financial and Business Prospects of the Company

          The Special Committee considered the fact that, assuming the Offer and Merger are completed, all holders of the Public Shares whose Public Shares are purchased in the Offer or Merger will not participate in the future growth of the Company. Because of the risks and uncertainties associated with the Company's future prospects, business, current financial condition, results of operations, competitive position, and strategic objectives, including potential risks involved in achieving those prospects and objectives, and the current and anticipated developments in the general economy and the generic drug industry, the Special Committee concluded that this potential benefit or detriment was not quantifiable. The Special Committee noted that, given the Company's significant increase in size, maintaining historical growth rates was less likely, possibly requiring the introduction of a materially larger number of products in areas that might be materially different and more competitive than those served by Company's historical niche strategy. The Special Committee concluded that obtaining a cash premium for the Public Shares now could be preferable to enabling the holders of Public Shares to have a speculative potential future return.

        2.     The factor entitled "Cash Tender Offer" is replaced in its entirety by the following:

  Cash Tender Offer

          The Offer calls for a cash tender offer for all shares of Company Common Stock that is intended to close immediately prior to the purchase of the Santo Shares, thereby enabling the Company's stockholders who accept the Offer, at the earliest possible time, to obtain cash in exchange for their shares of Company Common Stock and this opportunity will be available, upon satisfaction of the conditions to the Offer, to any and all stockholders who tender their shares and is not subject to any condition that a minimum number of shares be tendered.

        3.     The factor entitled "The Merger Agreement" is replaced in its entirety by the following:

  The Merger Agreement

          As noted above, the Special Committee considered that the Merger Agreement contained provisions that were important to the Company, such as the use of a cash tender offer, the certainty of value represented by the all-cash consideration, the ability of the Company to respond to unsolicited proposals and the ability of the Company's Board and Special Committee to change their recommendations to the Company's stockholders to accept and approve the Offer and for adoption of the Merger Agreement. The Special Committee also considered that the other provisions of the Merger Agreement, including the respective representations, warranties and covenants of the parties, were in general customary for transactions of this nature and were not unusually restrictive or unfavorable to the Company.

        4.     The factor entitled "General Economic Climate" is replaced in its entirety by the following:

  General Economic Climate

          The Special Committee considered the current regional, national and international economic climate, and its potential impact on the generic pharmaceutical industry in general. The Special Committee noted that trends towards the globalization of services and products were resulting in increased competition from foreign competitors with lower manufacturing and labor costs and that this made maintaining the Company's historical growth rate less likely.

        In Item 4(b), the following language is inserted before the last sentence of the second paragraph of the section entitled "Opinion of Financial Advisor:"

  Merrill Lynch did not render any opinion as to whether Novartis and the Strüngmann family had allocated value from the Santo Purchase to the Hexal Purchase. However, as discussed in the preceding paragraph (as amended on July 1, 2005), Merrill Lynch personnel did discuss that topic with the Special Committee.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 8, 2005

EON LABS, INC.
By:	/s/ William F. Holt Name: William F. Holt Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)	Letter to Stockholders of Eon Labs, Inc., dated May 23, 2005, from Bernhard Hampl, Ph.D.*
Exhibit (a)(2)	Offer to Purchase, dated May 23, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Novartis AG, Novartis Corporation and Zodnas Acquisition Corp. filed on May 23, 2005).
Exhibit (a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Novartis AG, Novartis Corporation and Zodnas Acquisition Corp. filed on May 23, 2005).
Exhibit (a)(4)	Opinion of Merrill Lynch & Co., dated February 20, 2005 (included as Annex II to this Statement).*
Exhibit (a)(5)	Press Release issued by Eon Labs, Inc. on February 21, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(1)
Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis Corporation, Zodnas Acquisition Corp., an indirect, wholly owned subsidiary of Novartis Corporation, Eon Labs, Inc. and, for purposes of Section 10.12 only, Novartis AG (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(2)
Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and among Novartis Corporation, Santo Holding (Deutschland) GmbH and for the purposes of Section 12 only, Novartis AG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(3)
Confidentiality Agreement, dated as of February 11, 2005, between Eon Labs, Inc. and Novartis Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(4)	Section 14(f) Information Statement of Eon Labs, Inc., dated May 23, 2005 (included as Annex I to this Statement).*
Exhibit (e)(5)
Memorandum of Understanding, dated July 8, 2005, among Milberg Weiss Bershad & Schulmann LLP, Potter Anderson & Corroon LLP, The Bayard Firm, Ashby & Geddes and Richards, Layton & Finger, P.A., regarding In re Eon Labs, Inc. Shareholders Litigation, Consolidated C.A. No. 1134-N filed in the Chancery Court of the State of Delaware, County of New Castle.

*
Previously filed.

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SIGNATURE
INDEX TO EXHIBITS